Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACT:
Gil Messing	Kip E. Meintzer
Check Point Software Technologies	Check Point Software Technologies
press@checkpoint.com	ir@checkpoint.com

Check Point Software Completes Cyberint Acquisition
Ushers new era of AI-driven, external risk management solutions for security operations

Redwood City, CA – October 1, 2024 – Check Point Software Technologies Ltd. (NASDAQ: CHKP), a pioneer and global leader of cyber security solutions, today announced the completion of its acquisition of Cyberint Technologies Ltd., a highly innovative provider of external risk management solutions.

“At Check Point we are dedicated to staying ahead of the ever-growing threat landscape. By bringing Cyberint’s real-time exposure analysis to our Infinity Platform, we are providing our customers with proactive and actionable threat intelligence and exposure management that will protect them from even more threats,” said Sharon Schusheim, Chief Services Officer at Check Point Software Technologies. “Cyberint’s technology will expand the threat prevention capabilities of the Infinity platform. We believe Security and Risk Management (SRM) leaders responsible for security operations will derive high value from it.”

Cyberint’s key capabilities are now included in the Infinity Platform and managed services

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Comprehensive External Risk Management Solution for Businesses: Detection and takedown of impersonating website, phishing and social media accounts, as well as stolen credentials and leaked data associated with organizations. It also enables companies to detect vulnerable internet-facing websites and applications and prioritize and effectively mitigate these vulnerabilities.

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Rapid Delivery of Impactful and Actionable Intelligence to Protect Digital Assets: Actionable intelligence within 20 minutes after setup, ensuring that security teams can respond to threats promptly and prevent ransomware.

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Powered by AI and Enhanced by High-Quality Managed Services: Effective risk detection, mitigation, and contextualized alerts with minimal false positives. Human intelligence further strengthens this approach, offering expert guidance and ensuring comprehensive, high-quality management.

For more information, visit: https://www.checkpoint.com/infinity/soc/external-risk-management/

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About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading AI-powered, cloud-delivered cyber security platform provider protecting over 100,000 organizations worldwide. Check Point leverages the power of AI everywhere to enhance cyber security efficiency and accuracy through its Infinity Platform, with industry-leading catch rates enabling proactive threat anticipation and smarter, faster response times. The comprehensive platform includes cloud-delivered technologies consisting of Check Point Harmony to secure the workspace, Check Point CloudGuard to secure the cloud, Check Point Quantum to secure the network, and Check Point Infinity Platform Services for collaborative security operations and services.